


SEC MAIL
RECEIVED
PROCESSING
AUG 2 8 2006
WASH. D.C.
151
SECTION

File: 082-04144

August 21, 2006

Re: Rule 12g3-2(b) – Submission by Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

Erciyas Biracılık ve Malt Sanayii A.Ş.

SUPPL

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance


PROCESSING
SECTION
RECEIVED
151
SEC MAIL
WASH. D.C.

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the upgrade of our Company's foreign currency Issuer Default Rating by Fitch Ratings.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,



M. Hurşit Zorlu
Group Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

PROCESSED
SEP 0 5 2006
THOMSON
FINANCIAL

9/5



ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.
Esentepe Mah. Anadolu Cad. No: 1 Kartal 34870 İstanbul
Tel : (0 216) 586 80 00 Faks: (0 216) 306 25 17





FITCH UPGRADES ANADOLU EFES' ("AEFES.IS") FOREIGN CURRENCY ISSUER DEFAULT RATING

Fitch Ratings, the international rating agency, has changed the foreign currency Issuer Default ratings ("FC IDRs") for a number of Turkish corporates, including Anadolu Efes, following Fitch's revision of the Country Ceiling for Turkey. Accordingly FC IDR of Anadolu Efes was upgraded to 'BB' from 'BB-', while the rating Outlook is maintained on Positive. The 'BB' FC IDR assigned to Anadolu Efes is one notch higher than the sovereign rating. At the same time Fitch affirmed the local currency Issuer Default Rating of Anadolu Efes at 'BBB-' (Rating Watch Negative) and National Long Term Rating at 'AA+' (Outlook Stable) . Our local currency rating remains at three notches above the sovereign rating and indicates Investment Grade, whereas our National Rating is at the highest level achieved among the publicly rated Turkish industrial corporations.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr